	ONE SHELL PLAZA	AUSTIN
	910 LOUISIANA	BEIJING
	HOUSTON, TEXAS	DALLAS
	77002-4995	DUBAI
HONG KONG
	TEL +1	HOUSTON
	713.229.1234	LONDON
	FAX +1	MOSCOW
	713.229.1522	NEW YORK
	www.bakerbotts.com	PALO ALTO
RIYADH
WASHINGTON
June 5, 2009
J. David Kirkland, Jr.
Division of Corporation Finance	TEL +1 +1 713.229.1101
Securities and Exchange Commission	FAX +1 +1 713.229.7701
100 F Street, NE	david.kirkland@bakerbotts.com
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings

Re:	Whole Foods Market, Inc.

Form 10-K for Fiscal Year Ended September 28, 2008

Filed November 26, 2008

Proxy Statement on Schedule 14A

Filed January 26, 2009

Form 10-Q for the Fiscal Quarter Ended January 18, 2009

Filed February 27, 2009

File No. 000-19797

Dear Mr. Owings:

At the request of Whole Foods Market, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated May 7, 2009 (the “Comment Letter”) to Mr. John P. Mackey, regarding the Company’s (a) annual report on Form 10-K for its fiscal year ended September 28, 2008 (the “2008 Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2008, (b) proxy statement on Schedule 14A, filed with the SEC on January 26, 2009, and (c) quarterly report on Form 10-Q for its fiscal quarter ended January 18, 2009, filed with the SEC on February 27, 2009. The information and undertakings provided below have been furnished by the Company.

The Company’s responses below are preceded with the Staff’s comments for ease of reference.

Form 10-K for the Fiscal Year Ended September 28, 2008

General

Comment 1: Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: As requested, where appropriate, we have included in the Company’s response to each comment below the revised disclosure that the Company would expect to include in its future periodic filings with the SEC. In some instances the Company has provided disclosure in its quarterly report on Form 10-Q for the fiscal quarter ended April 12, 2009 (“Q2 Form 10-Q”) and has provided a reference to such disclosure in the appropriate response. With respect to

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responses to comments regarding the Company’s proxy statement on Schedule 14A, the Company in some instances only has indicated elements that it will include in its discussions regarding 2009 executive compensation without providing the full text of such disclosure, as many of the facts regarding final 2009 executive compensation have not yet been determined.

Business, page 3

Comment 2: Please discuss in an appropriate place in this section the extent to which your business is seasonal. Please refer to Item 101(b)(v) of Regulation S-K.

Response: The Company will discuss in future filings the extent to which its business is seasonal. In its Q2 Form 10-Q on page 20, the Company included the following disclosure regarding seasonality:

“Due to seasonality, the Company’s gross profit margin is typically lower in the first quarter due to the product mix of holiday sales and in the summer months through September, during which we have historically experienced lower average weekly sales.”

Economic Value Added, page 11

Comment 3: We note your statement that “[i]nformation about our EVA financial results is not presented because of rules adopted by the Securities and Exchange Commission (“SEC”) regarding non-GAAP financial measures.” Please discuss what rules you are referring to and why you determined it was not proper for you to disclose information about your EVA financial results in your filing.

Response: In future filings the Company will not include the statement referenced by the Staff in Comment 3. To the extent the Company discloses EVA financial results in future filings, it will reconcile such results to the most directly comparable GAAP financial measure and include other required disclosures regarding use of non-GAAP financial measures in documents filed with the SEC.

Item 1A. Risk Factors, page 17

Comment 4: In future filings, please remove from the introductory paragraph, any statement that indicates that the risk factors listed below are not all inclusive and that additional risks that you currently deem immaterial may also significantly impair your business operations. You should describe all material risks. If risks are not deemed material, they should not be referenced. Please confirm your understanding in this regard.

Response: The Company will remove from the introductory paragraph any statement that indicates the risk factors listed therein are not all inclusive and that additional risks that the Company currently deems immaterial may also significantly impair its business operations.

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Failure of Our Internal Control over Financial Reporting Could Materially Impact … page 22

Comment 5: Please provide a cross-reference in this section to your Management’s Report on Internal Control over Financial Reporting section found on page 73 and specifically state here that management concluded that such controls were effective, considering the inclusion of this risk factor could be read to mean otherwise.

Response: The Company will provide in future filings a cross-reference in this risk factor to its Management’s Report on Internal Control over Financial Reporting and state in such risk factor management’s conclusion regarding the effectiveness of such controls as of the date indicated in such report. In the 2008 Form 10-K, such disclosure would have read, “The Company’s management concluded that its internal control over financial reporting was effective as of September 28, 2008. See ‘Item 9A. Controls and Procedures – Management’s Report on Internal Control over Financial Reporting.’”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results … page 28

General, page 28

Comment 6: We note you recorded no gain or loss on the sale of Henry’s and Sun Harvest since your purchase price allocation recorded those chains at the negotiated sale price. Please show us how you determined the amount of goodwill allocable to such stores in your gain/loss computation. To the extent you did not allocate goodwill to such stores, please explain in detail your basis in GAAP for your position. Please refer to paragraph 39 of SFAS no. 142.

Response: Prior to closing the purchase of Wild Oats, the Company separately agreed with a third party to sell certain assets and certain current liabilities related to all 35 Henry’s and Sun Harvest stores, subject to the closing of the purchase of Wild Oats, for net proceeds totaling approximately $163.9 million. Paragraph 37 of SFAS No. 141 requires that acquired plant and equipment to be sold be valued in purchase price allocations at fair value less costs to sell. Paragraph 34 of SFAS No. 144 similarly requires that a disposal group that meets “held for sale” criteria be measured at the lower of its carrying amount or fair value less costs to sell. The Company applied the fair value principles in SFAS No. 144 for measurement of acquired assets held for sale in its allocation of purchase price to assets to be disposed. A summary of this allocation was included in Note 3 to the consolidated financial statements included in the 2008 Form 10-K. Additional information regarding the allocation and an alternative summary of the allocation are provided below.

The Henry’s and Sun Harvest stores were never integrated into our reporting unit after the acquisition, and therefore any acquired goodwill allocable was included in the carrying amount of the business to be disposed of in accordance with paragraph 39 of SFAS No. 142. The sales price established the fair value of the net assets of the Henry’s and Sun Harvest stores. The fair value of the current liabilities assumed by the third party totaled approximately $7.2 million. Therefore, the gross fair value of the Henry’s and Sun Harvest assets sold by the Company is equal to the net proceeds received by the Company plus the fair value of the liabilities they assumed, or approximately $171.1 million. This amount is equivalent to the fair values of the individual assets of the Henry’s and Sun Harvest stores plus goodwill.

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A summary of the allocation follows (in thousands):

Total purchase price	$601,718
Fair value of Wild Oats assets acquired	(222,088)
Fair value of Wild Oats liabilities assumed	330,349
Fair value of Henry’s and Sun Harvest assets	(171,115)
Fair value of Henry’s and Sun Harvest liabilities	7,202

Goodwill associated with Wild Oats stores	$546,066

Comment 7: Please explain to us how you had viewed the remaining 10 Wild Oats stores that have not been rebranded as Whole Foods stores in your goodwill analysis. Please tell us whether, and how, the results of such stores are analyzed by your executive officers and Board of Directors. Specifically tell us what consideration you gave to treating such remaining stores as a business under paragraph 30 of SFAS no. 142 and as a component of your operating segment for goodwill impairment purposes. In this regard, please tell us whether goodwill has been associated with any portion of the Wild Oats acquisition (store, group of stores, chain, distribution center, etc).

Response: As of the date of this response letter, the Company has no Wild Oats stores that remain open and have not been rebranded as Whole Foods stores. As of September 28, 2008, the Company was in the process of rebranding all operating Wild Oats stores as Whole Foods stores, and 10 Wild Oats stores were not yet rebranded as of that date. The Company did not view such 10 Wild Oats stores collectively as a separate group or otherwise differently from its Whole Foods branded stores.

Comment 8: Please tell us how you anticipate calculating the basis of any stores, including closed stores, relating to your settlement with the FTC reported in a Form 8-K filed March 6, 2009. Please specifically show us how goodwill will be allocated to such stores, including the closed stores. In this regard, it appears the significant synergies enumerated in Note 3 of your financial statements, as well as any market leadership obtained through the merger, may have been significantly eroded by the settlement. Please tell us whether you expect a gain or loss upon the disposition and provide to us your computation of the basis of the stores to be disposed of and the anticipated net sales price. Lastly, please summarize for us the acquisition of Wild Oats in terms of number of stores, distribution centers, etc as originally acquired versus the final post-settlement acquisition assets. We may have further substantive comment upon review of your response.

Response: On May 29, 2009, the Company received final approval from the FTC regarding the dispute arising out of its Wild Oats acquisition. The Company will determine the basis of any stores, including closed stores, relating to the settlement with the FTC based on the net book value of the long-lived assets of each individual store. Under the terms of the settlement agreement, a third-party divestiture trustee has been appointed to market for sale through September 6, 2009 the leases and related long-lived assets for 12 operating acquired Wild Oats

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stores (which have been rebranded as Whole Foods Market stores) and one operating Whole Foods Market store and 19 non-operating former Wild Oats stores. The leases and any related long-lived assets for each location will be marketed on an individual location basis. Because only long-lived assets and leases will be marketed, the sale of long-lived assets and leases for any locations would not individually or collectively constitute the sale of a business, and therefore no goodwill will be allocated to the carrying amount of the long-lived assets to determine the gain or loss on disposal.

In connection with receipt of FTC final approval, the Company expects to record in its fiscal third quarter any required adjustments to measure long-lived assets related to any of the 13 operating stores for which sale and transfer of the assets is determined to be probable, at the lower of carrying amount or fair value less costs to sell, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any required adjustments to the current net carrying amounts of long-lived assets and related lease liabilities of the 13 operating stores could result in a non-cash charge totaling up to approximately $5.5 million. The long-lived assets of the 19 non-operating former Wild Oats stores have no remaining carrying value. The Company will also incur some cash expenses relating to legal and trustee fees, which are not expected to be material.

A summary of Wild Oats locations at date of acquisition through post-settlement follows:

	Stores	Distribution Center	Office
Originally acquired	109	1	1
Locations sold (Henry’s and Sun Harvest)	(35)	(1)	—
Locations closed	(20)	—	—

Current locations	54	—	1
Maximum locations to be sold pursuant to FTC settlement	(12)	—	—

Post settlement assuming all locations are sold	42	—	1

Based on stores to be retained and stores that may be disposed of, the Company does not believe that the synergies from the Wild Oats acquisition will be significantly eroded as a result of the settlement and actions taken under the settlement. In this connection, the Company notes that 19 of the former Wild Oats stores subject to the settlement already have been closed.

Comment 9: Please discuss the impact of inflation and changing prices on net sales and revenues and on income from continuing operations. Refer to Item 303(a)(3)(iv) and 303(d) of Regulation S-K.

Response: In future filings, the Company will discuss any impact of inflation and changing prices on net sales and revenues and on income from continuing operations. In the 2008 Form 10-K, such disclosure would have read, “In fiscal year 2008, we experienced overall inflation in food costs, which had a negative impact on our gross margin. Future inflation in food costs could reduce our gross margins, and deflation in food costs could reduce our sales growth.”

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Results of Operations, page 30

Comment 10: Please expand your discussion to provide a more detailed discussion of your operating results by explaining the changes in operation and cash flow amounts between the periods, so that your readers may better understand your operations. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, rather than stating that your increased sales “reflect increases due to new stores opened and acquired and comparable store sales increases” please specify how much of your sales is attributable to these sources and explain why your comparable store sales saw increases in sales. Also, your discussion of gross margin indicates the decline in percentage terms for 2008 was due to several factors. We believe the inability to pass on product cost increases in sales to your customers is a significant factor that clearly warrants quantification. Please quantify for us the effect on gross margin and gross profit with a view toward more granular discussion in the future. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: As requested, the Company expanded its discussion in its Q2 Form 10-Q on pages 20 to 22 and in future filings will expand its discussion regarding operating results by explaining the changes in operation and cash flow amounts between the periods, where applicable. The Company also quantified the effect on gross margin of various factors during the applicable period.

Liquidity and Capital Resources, page 32

Comment 11: We note your disclosure on page 35 that your corporate credit ratings were recently downgraded resulting in an increase in the margins you are being charged for your revolving credit facility and term loan. Also, due to these downgrades your lenders seek security interests in your personal property, inventories, and other assets to collateralize amounts outstanding. Please discuss the affect that your recent credit downgrade and these security interests in your personal property, inventories and other assets will have on your ability to obtain additional credit and on your operations. Please discuss if any of your lenders have imposed any restrictive covenants, on your ability to obtain additional credit or issue securities as a result of your credit downgrade or otherwise. Finally, discuss the effect on your financial condition if you are unable to access additional funding.

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Response: The Company does not expect the recent downgrades of its corporate credit rating to have a material adverse impact on its operations or its ability to obtain additional credit or to issue securities. None of the Company’s lenders under its credit agreements has imposed further restrictive covenants on the Company’s ability to obtain additional credit or to issue securities as a result of the downgrades to the Company’s credit ratings. The Company believes that its cash on hand, cash from operations and availability under its revolving credit facility provide it with sufficient liquidity for at least the next 12 months.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

Report of Independent Registered Public Accounting Firm on Internal Control over …, page 45

Comment 12: We note the audit report and attestation report dated November 24, 2008 omits the name of the accounting firm that issued the reports. Accordingly, please coordinate with your independent public accounting firm to obtain signed reports and amend your Form 10-K for the fiscal year ended September 28, 2008 to include the revised reports along with new certifications from each principle executive. Refer to Article 2 of Regulation S-X.

Response: The Company obtained from its independent public accounting firm manually signed copies of the audit report and attestation report prior to filing its 2008 Form 10-K, and such manually signed copies remain on file with the Company’s records. The conformed electronic signature of the Company’s independent registered public accounting firm was inadvertently omitted from the audit report and the attestation report included in the 2008 Form 10-K filed with the SEC electronically via EDGAR. In future filings, the Company will include conformed electronic signatures of its independent registered public accounting firm as required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies

Cost of Goods Sold and Occupancy Costs, page 52

Comment 13: Please tell us what “…contribution from non-retail distribution and food preparation operations” represents. Please also tell us specifically the type of costs that are included as “occupancy costs.”

Response: Contribution from non-retail distribution and food preparation operations consists principally of unallocated internal costs at non-retail facilities remaining at the end of the period, after giving effect to the elimination of intercompany profits, and is not material. The types of costs included in occupancy costs include store rental costs, property taxes, utilities costs, repairs and maintenance and property insurance.

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Segment Information, page 54

Comment 14: We note your response to our prior comment three of our letter dated October 14, 2008. Please note that while we have no further comment at this time as to whether your geographic regions constitute separate operating segments; we have not concluded that such regions do not represent operating segments. In this regard, you state that “…the Company believes aggregation of its regional components into a single reporting unit is appropriate and consistent with the objectives and principles of SFAS 142…” We interpret this to suggest that if you determined you had regional operating segments, you could aggregate such segments similar to components as discussed in paragraph 30 of SFAS no. 142 for goodwill analysis. Please explain whether our understanding is correct and if so, how the cited paragraph permits aggregation of operating segments as opposed to components. If our understanding is incorrect, please clarify it.

Response: As previously submitted to the Staff in response to prior Staff comment 3, the Company has determined that its geographic regions are not separate operating segments, but instead are components of the Company’s single operating segment, supermarkets emphasizing natural and organic foods. In its response to prior Staff comment 5, the Company only intended to state that its regional components should be aggregated into a single reporting unit for goodwill impairment testing as the regional components have similar economic characteristics. The Company did not intend to suggest that paragraph 30 of SFAS 142 provides that operating segments may be aggregated for purposes of goodwill impairment testing.

Note 11 — Shareholders’ Equity, page 67

Comment 15: Please tell us whether your average cost of treasury shares exceeded your average issuance price per share. Alternatively, to the extent you used a cost flow assumption on retired treasury shares to determine whether there is an excess of repurchase price over historical issuance price, including shares issued pursuant to options, please show us whether there is any excess. To the extent cost was in excess of issue price based on the cost flow assumption, please explain to us why there was no adjustment to retained earnings upon acquisition of treasury shares or retirement. To the extent you hold material amounts of shares in the treasury, you should disclose whether you use the cost or par value method of accounting for treasury shares.

Response: The Company has determined that all or a portion of the excess of purchase price over par or stated value associated with the retirement of treasury shares is required to be charged to retained earnings in accordance with ARB No.43, and has elected to charge the entire excess to retained earnings. As a result, the Company has reclassified the effect of the determination to retire treasury shares in fiscal year 2008 totaling approximately $200.0 million previously classified in “Common Stock” to “Retained Earnings” on the consolidated balance sheet as of September 28, 2008 and included disclosure regarding the reclassification in Footnote 2 to the consolidated financial statements included in its Q2 Form 10-Q. Also, the Company has made a corresponding adjustment to its consolidated statements of shareholders’ equity and

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comprehensive income to reflect the reclassification in its Q2 Form 10-Q. There was no impact on previously reported statements of operations, earning per share amounts, statements of cash flows or total shareholders’ equity as a result of this reclassification. Additionally, this reclassification does not impact compliance with any applicable debt covenants in the Company’s credit agreements or with any regulatory requirements, and has no effect on management’s compensation.

Item 15. Exhibits, Financial Statement Schedules, page 75

Comment 16: Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to your term loan agreement dated August 28, 2007 and your revolving credit agreement dated August 28, 2007 that were filed with your Form 10-K for the fiscal year ended September 30, 2007. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

Response: The Company has reviewed its material agreements and, as necessary, re-filed complete agreements as exhibits to its Q2 Form 10-Q, except to the extent the Company has requested confidential treatment.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

Comment 17: We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 do not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 60l(b)(31) of Regulation S-K in paragraph 4(d) and paragraph 5 because you omitted certain language in the parentheticals. We also note that in paragraph 5(a) you changed the word “reasonably” to “reasonable.” We also note that you include the title “Certification of Chief Executive Officer required by Rule 13a-14(a)” on your Chief Executive Officers’ certification and you include a similar title on your Chief Financial Officer’s certification. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please confirm your understanding in this regard.

Response: The Company hereby confirms its understanding that all of its future certifications are to be in the exact form set forth in Item 601 of Regulation S-K. The Company included certifications that comply with Item 601 of Regulation S-K in its Q2 Form 10-Q.

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Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Comment 18: We note your table on page 12 regarding your salary cap information for the past 10 years. Please discuss the factors you considered in setting the “Average Multiple” for each year. Also, please add footnotes or an appropriate discussion near this table that explains the elements of each column.

Response: The Company uses a multiple (the “Multiple”) of its Average Annual Wage to establish a salary cap, which limits the amount of cash compensation payable to Team Members in any fiscal year. In reviewing the Multiple for a fiscal year, the Compensation Committee looks to general marketplace conditions and the compensation levels it believes to be required to attract and retain outstanding executives. Given the Company’s egalitarian philosophy, the Compensation Committee attempts to balance the interests of attracting and retaining executives with fairness to all stakeholders. The Company believes that the use and publication of the Multiple help to ensure that compensation levels do not create a negative perception with the Company’s other stakeholders.

As used in the table, “Average Hourly Wage” is the total cash compensation of all full-time Team Members in a fiscal year divided by the total hours worked by all such Team Members in that year. “Average Annual Wage” is the product of the Average Hourly Wage and 2,080 hours. The Company uses 2,080 hours in the calculation as it represents the product of 40 hours/week and a 52-week year. In future filings, the Company will add footnotes or a discussion near this table that explains the elements of these columns.

What Our Compensation Program is Designed to Reward, page 12

Comment 19: We note that regarding most compensation matters, including executive and director compensation and your salary cap, your management provides recommendations to your Compensation Committee. Please identify the members of management who provide these recommendations and further describe the type of recommendations that management provides.

Response: The named executive officers comprise the Company’s executive management team (the “ETeam”). The ETeam provides recommendations to the Compensation Committee regarding the form and amount of compensation for ETeam members and directors. Such recommendations include recommendations with respect to changes to the Multiple, changes to ETeam salaries, changes to the EVA bonus plan, annual stock option grants, discretionary bonuses, other incentive awards and the fees paid to directors. The Compensation Committee does not delegate any of its functions to others in setting compensation. The Compensation Committee considers a number of factors in establishing ETeam compensation, including ETeam recommendations, general marketplace conditions and the Company’s growth and financial performance as primarily measured by EVA. In future filing, the Company will expand its disclosure to identify the persons who provide recommendations to the Compensation Committee and to disclose the types of recommendations provided.

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Elements of Company’s Compensation Plan and Why We Chose Each …, page 13

Comment 20: We note your statement in the fourth paragraph on page 14 that you study compensation payments at other companies. If your review of these other company’s compensation programs was material in setting your own compensation policies and in making your compensation decisions, please identify the benchmark, and if applicable, its components including component companies. Also, please provide a more detailed explanation of how you used comparative compensation information and how that comparison affected your compensation decisions. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Compensation Committee’s review of the compensation practices of other companies is of a general nature in an effort to obtain a general understanding of current compensation practices. The Compensation Committee does not use the compensation practices of any single company or group of companies as a benchmark when setting the Company’s compensation policies and making compensation decisions. As mentioned in response to Staff Comment 18, the Compensation Committee considers such general information when evaluating changes to the salary cap and the Multiple. Although the Company provides cash and non-cash incentives that in form are similar to other companies, the Company applies its internal pay equity philosophy to these incentives, including salary caps, in a manner the Company believe is different from most companies. An example of internal pay equity is the Company’s historical practice to limit the total number shares issuable under option grants in any fiscal year to the Company’s leadership network (“WFLN”), which is comprised of approximately 30 members of the Company’s management team including the ETeam, to no more than 10% of all shares issuable under option grants to all Team Members in such year.

Comment 21: We note that you base your awards under the EVA-based incentive compensation plan on relevant EVA measures at different levels, including the total Company level, the regional level, the store or facility level, and the team level. Please expand in your Compensation Discussion and Analysis section your discussion regarding the material elements of your EVA-based incentive compensation program. The following are only examples of things you should discuss in your Compensation Discussion and Analysis section:

•	How funds in the pool can be forfeited or reduced;

•	Why the amount in each named executive officer’s EVA-based incentive pool was reduced to zero rather than only a partial reduction;

•	How you calculate the amount to be forfeited if your EVA for that fiscal year does not meet expectations;

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•	How you determined the amount to pay to the executive officer as compared to how much is allowed to stay in the pool;

•	How you calculate the amount an executive officer may be eligible to earn under the program;

•	The ability for officers to defer any portion of eligible disbursements;

•

All material elements regarding different potential triggers for payment under the plan such as payments from the fund upon termination of employment. In particular, please clarify if the amounts in a named executive officer’s EVA-based incentive compensation pool at the time of termination, regardless of the cause, are payable to the named executive officer.

Response: In future filings, the Company will expand its discussion to include the material elements of its EVA-based incentive compensation program. Such discussion, when applicable, will include, among other things, disclosure regarding the following:

•	Funds in the pool can be forfeited or reduced when EVA is negative and/or declines year over year;

•	EVA-pool amounts may be reduced to zero when significant reductions in EVA occur;

•	The Company calculates the EVA-pool amount to be forfeited based on the percentage of negative change in EVA;

•

Currently, the annual amount that an ETeam member generally may receive under the plan is equal to the member’s account balance if the account balance is $50,000 or less or, if the account balance exceeds $50,000, the annual payment is limited to $50,000 plus 1/3 of the excess of $50,000 in account;

•	The Company calculates the amount an executive officer may be eligible to earn under the EVA plan based on the percentage of EVA improvement from the prior year;

•	The ETeam members do not have the ability to defer any portion of eligible disbursements; and

•

Payments of full account balances under the plan will be made in the event of a separation from the Company by an ETeam member with more than 10 years of service to the Company, including a separation due to death or disability. The plan administrator has discretion with respect to payments under the plan for a separation by an ETeam member with fewer than 10 years of service to the Company. The plan does not otherwise specify that there must be a particular reason for the separation for the ETeam member or estate to receive payments following a separation.

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Comment 22: We note your statement on page 13 that option grants to your named executive officers are discretionary in nature. Please expand your discussion to discuss in greater detail the factors you consider in determining award amounts.

Response: In determining option grants for ETeam members, the Compensation Committee considers a number of factors. The Company intends to limit the numbers of shares granted to all Team Members in any one fiscal year so that annual earnings per share dilution from share-based payments expense will not exceed 10%. Further, it has been the Company’s practice to limit the total number of shares issuable under option grants in any fiscal year to members of the WFLN to no more than 10% of all shares issuable under option grants made to all Team Members in such fiscal year. The Compensation Committee also looks to provide some balance of option grants to WFLN members that share similar job titles or levels. The Compensation Committee also looks to historical practice, such as the amount of prior grants, and may consider special incentive grants based on market conditions. The Company will expand its discussion in future filing to discuss in greater detail the factors it considers in determining award amounts.

How the Company Chose Amounts and/or Formulas for Each Element, page 14

Comment 23: We note your statement that your compensation is based on the market, and companies against which you compete for “Team Members,” but that you emphasize internal pay equity. Explain in greater detail how your compensation policies reflect internal pay equity.

Response: The Company’s internal pay equity philosophy emphasizes fair treatment of all stakeholders. Examples of this philosophy include the Company’s salary cap, publication of its Multiple, its practice of limiting the total number of shares issuable under option grants in any fiscal year to members of the WFLN to no more than 10% of all shares issuable under option grants made to all Team Members in such year, and its practice of providing some balance of option grants to WFLN members that share similar job titles or levels. In future filings, the Company will explain in greater detail how its compensation policies reflect internal pay equity.

A.C. Gallo, page 15

Comment 24: We note that while no EVA bonus was paid during fiscal year 2008, each of your named executive officers, with the exception of John P. Mackey, received a discretionary bonus of $150,000. Please discuss in your Compensation Discussion and Analysis section the factors you considered in deciding to award this bonus and the amount of the bonus. Please discuss your ability to generally award this type of discretionary compensation. Please refer to Item 402(b)(2)(vi) and (ix) of Regulation S-K.

Response: The Compensation Committee has broad discretion to award cash bonuses. The fact that no EVA bonuses were paid in 2008 was the key factor in granting discretionary bonuses to the ETeam. The Compensation Committee acknowledged that ETeam base salaries generally are lower than salaries for the industry. The Compensation Committee also believed that general market and economic conditions were the primary causes of declines in Company economic performance and not ETeam job performance. As a result, the Compensation Committee

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determined that the discretionary bonuses in an amount of $150,000 were appropriate in order to provide sufficient total executive cash compensation to help retain the ETeam members that received bonuses. In future filings, the Company will expand its discussion regarding the factors considered in awarding any discretionary bonuses to ETeam members.

Summary Compensation Table, page 17

Comment 25: We note your statement in footnote five to your Summary Compensation Table that the amount set in Lee Valkenaar’s fiscal year 2008 column represents amounts paid to him in connection with his change in position. Please discuss if these payments were made pursuant to a plan or were discretionary in nature. If this payment was pursuant to a plan, please discuss the material aspects of that plan. If the payment was discretionary in nature, please discuss the factors considered in determining the amount of the payment. Also, please discuss how you calculated the payment amount. Finally, please discuss any other material aspects regarding this payment.

Response: In 2008, the Company undertook a restructuring that impacted Mr. Valkenaar’s continued role with the Company by eliminating the ETeam position of Executive Vice President of Global Support, a position that Mr. Valkanaar held since 2004. In recognition of Mr. Valkenaar’s over 25 years of service to the Company and his prior service on the ETeam, the Compensation Committee granted a special compensation award to Mr. Valkenaar on a discretionary basis and not pursuant to a pre-existing plan. The total All Other Compensation amount of $1,526,790 for Mr. Valkenaar is comprised of (x) a lump sum bonus in the amount of $896,790 primarily related to cancelation of all of Mr. Valkenaar’s then outstanding options and (y) an additional year’s pay in the amount of $630,000, which approximates the maximum annual cash compensation payable under the 2007 salary cap.

Certain Relationships and Related Transactions, page 27

Comment 26: Even though you state that you do not have any specific procedures for reviewing related party transactions, please discuss the types of related party transactions that the Nominating & Governance Committee typically reviews and the general factors that they consider when they review related party transactions.

Response: The Company historically has not received many proposals for related party transactions and did not receive any in 2008. The Company’s Code of Business Conduct requires the Company’s officers and directors to contact the chairperson of the Nominating & Governance Committee regarding potential conflicts of interest which would include potential related party transactions. To the extent a potential related party transaction is presented to the Nominating & Governance Committee, the Company expects that the Committee would become fully informed regarding the potential transaction and the interests of the related party, and would have the opportunity to deliberate outside of the presence of the related party. The Company also expects that the Committee would only recommend a related party transaction that was in the best interests of the Company, and further would seek to ensure that any completed related party transaction was on terms no less favorable to the Company than could be obtained in a transaction with an unaffiliated third party.

Division of Corporation Finance	June 5, 2009

Other Information, page 46

Beneficial Ownership, page 46

Comment 27: Please disclose whether the table includes shares each individual has the right to acquire beneficial ownership of within 60 days. If the shares listed in the table do include shares that an individual has the right to acquire beneficial ownership of in the next 60 days please disclose the amount of these shares in a footnote to the table. Please refer to Instruction two to Item 403 of Regulation S-K.

Response: The Company confirms that the table includes shares of which each individual has the right to acquire beneficial ownership within 60 days. In its future filings, the Company will clarify in the footnotes to the table that the information presented includes shares of which each individual has the right to acquire beneficial ownership within 60 days.

Comment 28: We note your disclosure that Yucaipa Companies owns 9,800,000 million shares of your outstanding stock. However, according to a Schedule 13D filed January 8, 2009 Yucaipa Companies owns 9,813,306 shares. Please clarify the cause for the difference between these two figures.

Response: The Company inadvertently rounded the number of shares reported in the Schedule 13D filed on January 8, 2009. In its future filings, the Company will include the actual number of shares reported in the Schedule 13D without rounding.

Form 10-Q, for the Fiscal Quarter Ending January 18, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results …, page 15

Liquidity and Capital Resources, page 18

Comment 29: We note your discussion regarding several events impacting liquidity such as the suspension of quarterly dividends, the reduction of new store openings by 50% and the sale of 20% of the company to the Green Partners Investment Group for $415 million during November 2008. Given the declines in total operating cash flows over the past 3 years, the competition for consumer spending on food items, the significant decline in identical store sales during fiscal 2008 and the first quarter of fiscal 2009, please discuss whether such events represent known trends whose reasonable impact on liquidity should be discussed. Refer to the guidance in Item 303(a)(1) of Regulation S-K.

Response: The Company does not believe that the declines in total operating cash flows over the past three fiscal years, competition for consumer spending on food items and the decline in identical store sales during fiscal 2008 and the first sixteen weeks of fiscal 2009 represent a

Division of Corporation Finance	June 5, 2009

known trend that will result in or that is reasonably likely to result in the Company’s liquidity decreasing in any material way that is not adequately disclosed in the Company’s filings. The Company believes that cash on hand, cash from operations and availability under its revolving credit facility provide it with sufficient liquidity.

* * * * *

The Company has requested that we state on its behalf that the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•	SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing;

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1101 or Felix Phillips of this office at 713.229.1228. Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ J. David Kirkland, Jr.
J. David Kirkland, Jr.

cc:	Albert Percival

Sam Ferguson

Felix P. Phillips